FINANCIAL SUMMARY

(All financial information has been prepared in accordance with International Financial Reporting Standards)

FY2023 Third Quarter

(April 1, 2022 through December 31, 2022)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2023 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

February 9, 2023

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Akio Toyoda, President
Contact person	:	Hideaki Hayashi, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	February 13, 2023
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2023 First nine months (April 1, 2022 through December 31, 2022)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2023 first nine months	27,464,033	18.0	2,098,095	-17.1	2,869,274	-11.4	1,964,122	-17.6	1,899,026	-18.0	2,424,351	-8.0
FY2022 first nine months	23,267,041	19.2	2,531,835	67.9	3,237,553	73.1	2,383,898	59.1	2,316,222	57.8	2,635,194	58.6

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2023 first nine months	138.78	—
FY2022 first nine months	166.45	166.45

(Note)

On October 1, 2021, Toyota Motor Corporation (“TMC”) effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Earnings per share attributable to Toyota Motor Corporation (Basic)” and “Earnings per share attributable to Toyota Motor Corporation (Diluted)” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

“Earnings per share attributable to Toyota Motor Corporation (Diluted)” is not disclosed for FY2023 first nine months, because there were no potential shares during that period as the acquisition of all outstanding First Series Model AA Class Shares took place on April 2, 2021, and the cancellation of all First Series Model AA Class Shares was completed on April 3, 2021.

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2023 third quarter	71,580,587	28,450,023	27,535,825	38.5
FY2022	67,688,771	27,154,820	26,245,969	38.8

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2022	—	120.00	—	28.00	—
FY2023	—	25.00	—
FY2023 (forecast)				—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. The dividend for the second quarter of the fiscal year 2022 presents the amount prior to the stock split. Annual cash dividends per common share for the fiscal year ended March 31, 2022 is not stated because the amounts cannot be simply combined due to the implementation of the stock split. Annual cash dividends per common share is ¥260 when calculated based on the assumption of no stock split, and ¥52 when calculated with the stock split taken into account.

3.	Forecast of Consolidated Results for FY2023 (April 1, 2022 through March 31, 2023)

	(% of change from FY2022)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	36,000,000	14.7	2,400,000	-19.9	3,340,000	-16.3	2,360,000	-17.2	172.68

(Note)	Revisions to the forecast of consolidated results since the latest announcement: none

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):

FY2023 third quarter 16,314,987,460 shares, FY2022 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each period:

FY2023 third quarter 2,699,048,281 shares, FY2022 2,536,685,916 shares

(iii)	Average number of shares issued and outstanding in each period:

FY2023 first nine months 13,684,168,898 shares, FY2022 first nine months 13,915,169,719 shares

(Note)

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Number of shares issued and outstanding (common stock)” is calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

These consolidated financial results are not subject to certified public accountant’s or audit firm’s quarterly review.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; and (xv) the impact of climate change and the transition towards a low-carbon economy.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

TMC has decided to end vehicle production at Toyota’s Saint Petersburg plant in Russia, and the financial effect of 104,046 million yen has been recorded as costs and expenses in the consolidated financial results for the first nine months of FY2023.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION    FY2023 Third Quarter Financial Summary

Supplemental Material for Financial Results for FY2023 Third Quarter

TOYOTA MOTOR CORPORATION    FY2023 Third Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Financial Statements and

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

1. Unaudited Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2022	December 31, 2022
Assets
Current assets
Cash and cash equivalents	6,113,655	6,022,089
Trade accounts and other receivables	3,142,832	3,265,428
Receivables related to financial services	7,181,327	8,075,376
Other financial assets	2,507,248	2,029,081
Inventories	3,821,356	4,034,114
Income tax receivable	163,925	326,762
Other current assets	791,947	1,007,108

Total current assets	23,722,290	24,759,957

Non-current assets
Investments accounted for using the equity method	4,837,895	5,101,573
Receivables related to financial services	14,583,130	16,191,681
Other financial assets	9,517,267	10,329,000
Property, plant and equipment
Land	1,361,791	1,387,207
Buildings	5,284,620	5,431,377
Machinery and equipment	13,982,362	14,558,111
Vehicles and equipment on operating leases	6,781,229	6,763,626
Construction in progress	565,528	740,411

Total property, plant and equipment, at cost	27,975,530	28,880,733

Less - Accumulated depreciation and impairment losses	(15,648,890)	(16,457,677)

Total property, plant and equipment, net	12,326,640	12,423,056

Right of use assets	448,412	466,286
Intangible assets	1,191,966	1,218,945
Deferred tax assets	342,202	387,221
Other non-current assets	718,968	702,868

Total non-current assets	43,966,482	46,820,630

Total assets	67,688,771	71,580,587

TOYOTA MOTOR CORPORATION    FY2023 Third Quarter Financial Summary

	Yen in millions
	March 31, 2022	December 31, 2022
Liabilities
Current liabilities
Trade accounts and other payables	4,292,092	4,227,787
Short-term and current portion of long-term debt	11,187,839	11,898,754
Accrued expenses	1,520,446	1,494,503
Other financial liabilities	1,046,050	1,461,413
Income taxes payable	826,815	345,653
Liabilities for quality assurance	1,555,711	1,716,014
Other current liabilities	1,413,208	1,558,904

Total current liabilities	21,842,161	22,703,027

Non-current liabilities
Long-term debt	15,308,519	16,560,084
Other financial liabilities	461,583	654,461
Retirement benefit liabilities	1,022,749	1,059,060
Deferred tax liabilities	1,354,794	1,554,300
Other non-current liabilities	544,145	599,632

Total non-current liabilities	18,691,790	20,427,537

Total liabilities	40,533,951	43,130,564

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	498,575	499,408
Retained earnings	26,453,126	27,696,192
Other components of equity	2,203,254	2,585,216
Treasury stock	(3,306,037)	(3,642,041)

Total Toyota Motor Corporation shareholders’ equity	26,245,969	27,535,825

Non-controlling interests	908,851	914,198

Total shareholders’ equity	27,154,820	28,450,023

Total liabilities and shareholders’ equity	67,688,771	71,580,587

TOYOTA MOTOR CORPORATION    FY2023 Third Quarter Financial Summary

2. Unaudited Condensed Quarterly Consolidated Statement of Income and

    Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first nine months ended December 31, 2021	For the first nine months ended December 31, 2022
Sales revenues
Sales of products	21,549,344	25,383,850
Financial services	1,717,697	2,080,183

Total sales revenues	23,267,041	27,464,033

Costs and expenses
Cost of products sold	17,817,966	21,435,002
Cost of financial services	834,483	1,280,860
Selling, general and administrative	2,082,757	2,650,076

Total costs and expenses	20,735,205	25,365,938

Operating income	2,531,835	2,098,095

Share of profit (loss) of investments accounted for using the equity method	415,524	474,716
Other finance income	252,415	307,518
Other finance costs	(25,552)	(108,313)
Foreign exchange gain (loss), net	91,196	128,375
Other income (loss), net	(27,866)	(31,118)

Income before income taxes	3,237,553	2,869,274

Income tax expense	853,654	905,153

Net income	2,383,898	1,964,122

Net income attributable to
Toyota Motor Corporation	2,316,222	1,899,026
Non-controlling interests	67,677	65,096

Net income	2,383,898	1,964,122

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	166.45	138.78

Diluted	166.45	—

TOYOTA MOTOR CORPORATION    FY2023 Third Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first nine months ended December 31, 2021	For the first nine months ended December 31, 2022
Net income	2,383,898	1,964,122
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(173,195)	(29,503)
Remeasurements of defined benefit plans	(7,024)	(12,242)
Share of other comprehensive income of equity method investees	71,531	(109,051)

Total of items that will not be reclassified to profit (loss)	(108,688)	(150,797)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	272,163	529,140
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(19,802)	(170,000)
Share of other comprehensive income of equity method investees	107,623	251,886

Total of items that may be reclassified subsequently to profit (loss)	359,984	611,026

Total other comprehensive income, net of tax	251,296	460,229

Comprehensive income	2,635,194	2,424,351

Comprehensive income for the period attributable to
Toyota Motor Corporation	2,560,199	2,353,007
Non-controlling interests	74,995	71,344

Comprehensive income	2,635,194	2,424,351

TOYOTA MOTOR CORPORATION    FY2023 Third Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the third quarter ended December 31, 2021	For the third quarter ended December 31, 2022
Sales revenues
Sales of products	7,204,419	9,019,920
Financial services	581,323	734,765

Total sales revenues	7,785,742	9,754,685

Costs and expenses
Cost of products sold	5,975,051	7,385,754
Cost of financial services	284,691	435,638
Selling, general and administrative	741,629	976,641

Total costs and expenses	7,001,371	8,798,033

Operating income	784,370	956,652

Share of profit (loss) of investments accounted for using the equity method	154,482	170,093
Other finance income	136,542	110,164
Other finance costs	(9,193)	(37,963)
Foreign exchange gain (loss), net	47,800	(163,080)
Other income (loss), net	(20,495)	(868)

Income before income taxes	1,093,508	1,034,998

Income tax expense	274,665	290,432

Net income	818,842	744,566

Net income attributable to
Toyota Motor Corporation	791,738	727,942
Non-controlling interests	27,104	16,624

Net income	818,842	744,566

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	57.18	53.40

Diluted	—	—

TOYOTA MOTOR CORPORATION    FY2023 Third Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the third quarter ended December 31, 2021	For the third quarter ended December 31, 2022
Net income	818,842	744,566
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(253,398)	(55,682)
Remeasurements of defined benefit plans	1,684	(3,546)
Share of other comprehensive income of equity method investees	(9,639)	(28,947)

Total of items that will not be reclassified to profit (loss)	(261,353)	(88,175)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	204,025	(714,507)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(17,659)	13,228
Share of other comprehensive income of equity method investees	21,314	14,675

Total of items that may be reclassified subsequently to profit (loss)	207,680	(686,605)

Total other comprehensive income, net of tax	(53,672)	(774,780)

Comprehensive income	765,170	(30,214)

Comprehensive income for the period attributable to
Toyota Motor Corporation	727,679	(18,411)
Non-controlling interests	37,491	(11,803)

Comprehensive income	765,170	(30,214)

TOYOTA MOTOR CORPORATION    FY2023 Third Quarter Financial Summary

3. Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first nine months ended December 31, 2021

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2021	397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income	—	—	2,316,222	—	—	2,316,222	67,677	2,383,898
Other comprehensive income, net of tax	—	—	—	243,978	—	243,978	7,319	251,296

Total comprehensive income	—	—	2,316,222	243,978	—	2,560,199	74,995	2,635,194

Transactions with owners and other
Dividends paid	—	—	(709,872)	—	—	(709,872)	(51,464)	(761,335)
Repurchase of treasury stock	—	—	—	—	(316,602)	(316,602)	—	(316,602)
Reissuance of treasury stock	—	227	—	—	362	588	—	588
Equity transactions and other	—	692	—	—	—	692	7,857	8,549

Total transactions with owners and other	—	919	(709,872)	—	(316,240)	(1,025,193)	(43,607)	(1,068,800)

Reclassification to retained earnings	—	—	37,582	(37,582)	—	—	—	—

Balances at December 31, 2021	397,050	498,194	25,748,108	1,514,122	(3,217,920)	24,939,554	915,170	25,854,724

For the first nine months ended December 31, 2022

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2022	397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income	—	—	1,899,026	—	—	1,899,026	65,096	1,964,122
Other comprehensive income, net of tax	—	—	—	453,981	—	453,981	6,248	460,229

Total comprehensive income	—	—	1,899,026	453,981	—	2,353,007	71,344	2,424,351

Transactions with owners and other
Dividends paid	—	—	(727,980)	—	—	(727,980)	(84,573)	(812,552)
Repurchase of treasury stock	—	—	—	—	(336,577)	(336,577)	—	(336,577)
Reissuance of treasury stock	—	334	—	—	573	907	—	907
Equity transactions and other	—	499	—	—	—	499	18,575	19,074

Total transactions with owners and other	—	833	(727,980)	—	(336,004)	(1,063,151)	(65,997)	(1,129,148)

Reclassification to retained earnings	—	—	72,019	(72,019)	—	—	—	—

Balances at December 31, 2022	397,050	499,408	27,696,192	2,585,216	(3,642,041)	27,535,825	914,198	28,450,023

TOYOTA MOTOR CORPORATION    FY2023 Third Quarter Financial Summary

4. Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first nine months ended December 31, 2021	For the first nine months ended December 31, 2022
Cash flows from operating activities
Net income	2,383,898	1,964,122
Depreciation and amortization	1,342,533	1,534,759
Interest income and interest costs related to financial services, net	(260,886)	(534,217)
Share of profit (loss) of investments accounted for using the equity method	(415,524)	(474,716)
Income tax expense	853,654	905,153
Changes in operating assets and liabilities, and other	(1,282,577)	(1,432,634)
Interest received	615,939	1,082,133
Dividends received	345,315	459,340
Interest paid	(290,328)	(401,044)
Income taxes paid, net of refunds	(650,517)	(1,276,972)

Net cash provided by (used in) operating activities	2,641,508	1,825,923

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(856,035)	(1,095,573)
Additions to equipment leased to others	(1,827,035)	(1,406,217)
Proceeds from sales of fixed assets excluding equipment leased to others	23,764	35,211
Proceeds from sales of equipment leased to others	1,146,734	1,261,624
Additions to intangible assets	(245,252)	(253,581)
Additions to public and corporate bonds and stocks	(1,790,122)	(1,104,568)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,935,300	941,742
Other, net	1,786,885	107,768

Net cash provided by (used in) investing activities	174,240	(1,513,593)

Cash flows from financing activities
Increase (decrease) in short-term debt	(403,532)	222,629
Proceeds from long-term debt	6,162,921	6,591,101
Payments of long-term debt	(6,933,945)	(6,161,781)
Dividends paid to Toyota Motor Corporation common shareholders	(709,872)	(727,980)
Dividends paid to non-controlling interests	(51,464)	(84,573)
Reissuance (repurchase) of treasury stock	(316,327)	(336,577)

Net cash provided by (used in) financing activities	(2,252,218)	(497,181)

Effect of exchange rate changes on cash and cash equivalents	105,838	93,285

Net increase (decrease) in cash and cash equivalents	669,368	(91,566)

Cash and cash equivalents at beginning of period	5,100,857	6,113,655

Cash and cash equivalents at end of period	5,770,225	6,022,089

TOYOTA MOTOR CORPORATION    FY2023 Third Quarter Financial Summary

5. Going Concern Assumption

None

Supplemental Material for Financial Results for FY2023 Third Quarter (Consolidated)

< IFRS >

	FY2022												FY2023								FY2023
	1Q (2021/4-6)		2Q (2021/7-9)		3Q (2021/10-12)		9 months (2021/4-12)		4Q (2022/1-3)		12 months (‘21/4-‘22/3)		1Q (2022/4-6)		2Q (2022/7-9)		3Q (2022/10-12)		9 months (2022/4-12)		Forecast 12 months (‘22/4-‘23/3)
Vehicle Production (thousands of units)	2,180		1,756		2,077		6,013		2,145		8,158		1,936		2,179		2,243		6,358
(Japan) –including Daihatsu & Hino	1,025		826		945		2,796		942		3,738		802		934		975		2,711
[Daihatsu & Hino]	[262	]	[194	]	[257	]	[713	]	[264	]	[977	]	[208	]	[240	]	[285	]	[733	]
(Overseas) –including Daihatsu & Hino	1,155		930		1,132		3,217		1,203		4,420		1,135		1,245		1,268		3,647
[Daihatsu & Hino]	[110	]	[121	]	[140	]	[370	]	[145	]	[515	]	[121	]	[157	]	[164	]	[441	]
North America	519		395		403		1,317		435		1,752		452		460		415		1,328
Europe	199		110		201		510		197		707		201		183		210		595
Asia	324		316		419		1,059		440		1,499		372		468		510		1,350
Central and South America	83		84		81		249		87		335		104		105		95		303
Africa	29		25		29		83		45		127		5		28		38		71
Vehicle Sales (thousands of units)	2,148		1,946		2,003		6,096		2,134		8,230		2,013		2,146		2,331		6,491		8,800
(Japan) –including Daihatsu & Hino	500		445		482		1,427		498		1,924		403		466		532		1,402		2,040
[Daihatsu & Hino]	[146	]	[128	]	[133	]	[406	]	[155	]	[561	]	[126	]	[144	]	[169	]	[439	]	[620	]
(Overseas) –including Daihatsu & Hino	1,648		1,501		1,521		4,670		1,637		6,306		1,610		1,680		1,799		5,089		6,760
[Daihatsu & Hino]	[63	]	[63	]	[78	]	[204	]	[77	]	[280	]	[68	]	[78	]	[92	]	[238	]	[330	]
North America	661		621		522		1,805		589		2,394		635		610		607		1,852		2,450
Europe	281		229		250		760		257		1,017		248		231		277		757		1,030
Asia	365		341		413		1,118		425		1,543		361		456		476		1,293		1,750
Central and South America	105		105		111		321		111		432		123		128		144		394		500
Oceania	74		74		60		208		75		282		76		67		68		210		270
Africa	51		45		58		154		65		219		36		61		68		164		240
Middle East	108		84		106		298		114		412		130		126		157		413		520
Other	2		2		2		5		2		7		2		2		2		5
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,759		2,506		2,522		7,787		2,594		10,381		2,544		2,625		2,721		7,889		10,400

Supplemental 1

Supplemental Material for Financial Results for FY2023 Third Quarter (Consolidated)

< IFRS >

	FY2022						FY2023					FY2023
	1Q (2021/4-6)	2Q (2021/7-9)	3Q (2021/10-12)	9 months (2021/4-12)	4Q (2022/1-3)	12 months (‘21/4-‘22/3)	1Q (2022/4-6)	2Q (2022/7-9)	3Q (2022/10-12)	9 months (2022/4-12)		Forecast 12 months (‘22/4-‘23/3)
Foreign Exchange Rates
Yen to US Dollar Rate	110	110	114	111	116	112	130	138	141	136		as premise: 134
Yen to Euro Rate	132	130	130	131	130	131	138	139	144	141		as premise: 139
Number of Employees	372,434	372,286	371,365	371,365	372,817	372,817	376,971	377,369	375,396	375,396	(Note 1)
Sales Revenues (billions of yen)	7,935.5	7,545.7	7,785.7	23,267.0	8,112.4	31,379.5	8,491.1	9,218.2	9,754.6	27,464.0		36,000.0
Geographic Information
Japan	4,096.6	3,695.5	4,096.1	11,888.4	4,102.9	15,991.4	3,899.7	4,290.1	4,582.2	12,772.1
North America	2,875.0	2,804.4	2,593.7	8,273.2	2,893.1	11,166.4	3,349.9	3,523.6	3,588.9	10,462.4
Europe	986.9	900.2	1,000.2	2,887.5	980.3	3,867.8	973.0	939.3	1,155.6	3,068.0
Asia	1,531.9	1,411.3	1,739.6	4,683.0	1,847.5	6,530.5	1,795.6	2,153.3	2,183.9	6,133.0
Other	688.2	704.3	702.2	2,094.8	833.3	2,928.1	828.7	907.5	907.1	2,643.4
Elimination	-2,243.3	-1,970.3	-2,346.3	-6,560.0	-2,544.9	-9,105.0	-2,355.9	-2,595.8	-2,663.2	-7,615.0
Business Segment
Automotive	7,241.2	6,883.8	7,073.8	21,198.9	7,406.7	28,605.7	7,720.1	8,408.9	8,871.4	25,000.5
Financial Services	578.8	567.6	588.3	1,734.7	589.2	2,324.0	652.1	704.2	741.7	2,098.1
All Other	241.2	254.3	266.9	762.5	367.3	1,129.8	262.3	271.0	312.2	845.6
Elimination	-125.7	-160.1	-143.4	-429.2	-250.8	-680.1	-143.4	-166.0	-170.6	-480.2
Operating Income (billions of yen)	997.4	749.9	784.3	2,531.8	463.8	2,995.6	578.6	562.7	956.6	2,098.0		2,400.0
(Operating Income Ratio) (%)	(12.6)	(9.9)	(10.1)	(10.9)	(5.7)	(9.5)	(6.8)	(6.1)	(9.8)	(7.6)		(6.7)
Geographic Information
Japan	518.5	290.5	396.5	1,205.6	217.8	1,423.4	336.7	521.1	683.4	1,541.3
North America	248.8	174.4	129.2	552.5	13.1	565.7	14.5	-85.6	-17.9	-89.0
Europe	30.0	23.6	82.7	136.4	26.5	162.9	19.6	-65.5	62.6	16.7
Asia	166.6	157.7	175.2	499.6	172.7	672.3	212.7	178.9	168.7	560.3
Other	65.3	82.7	51.7	199.8	38.2	238.1	45.8	64.0	66.1	176.0
Elimination	-31.9	20.7	-51.1	-62.3	-4.7	-67.0	-50.8	-50.1	-6.3	-107.3
Business Segment
Automotive	780.0	577.6	595.3	1,953.1	331.1	2,284.2	449.2	453.7	818.8	1,721.7
Financial Services	196.0	168.3	190.6	555.1	101.8	657.0	114.5	84.4	125.0	323.9
All Other	21.6	-0.1	-1.1	20.3	21.9	42.3	18.3	20.3	18.4	57.1
Elimination	-0.3	4.0	-0.5	3.1	8.9	12.1	-3.4	4.3	-5.7	-4.8
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	161.4	99.5	154.4	415.5	144.8	560.3	171.0	133.5	170.0	474.7		620.0
Income before Income Taxes (billions of yen)	1,257.2	886.8	1,093.5	3,237.5	752.9	3,990.5	1,021.7	812.5	1,034.9	2,869.2		3,340.0
(Income before Income Taxes Ratio) (%)	(15.8)	(11.8)	(14.0)	(13.9)	(9.3)	(12.7)	(12.0)	(8.8)	(10.6)	(10.4)		(9.3)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	897.8	626.6	791.7	2,316.2	533.8	2,850.1	736.8	434.2	727.9	1,899.0		2,360.0
(Net Income Ratio) (%)	(11.3)	(8.3)	(10.2)	(10.0)	(6.6)	(9.1)	(8.7)	(4.7)	(7.5)	(6.9)		(6.6)
Dividends
Cash Dividends (billions of yen)	—	332.4	—	332.4	385.7	718.2	—	342.1	—	342.1	(Note 2)
Cash Dividends per Share (yen)	—	120	—	120	28	—	—	25	—	25	(Note 3)
Payout Ratio (%)	—	21.9	—	21.9	29.2	25.3	—	29.2	—	29.2
Value of Shares Repurchased (billions of yen)[actual purchase]	21.5	228.4	66.4	316.4	88.1	404.6	121.3	74.2	141.0	336.5	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	149.9	—	149.9	299.9	449.9	—	150.0	—	150.0	(Note 4) (Note 5)
Number of Outstanding Shares (thousands)	3,262,997	3,262,997	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987

Supplemental 2

Supplemental Material for Financial Results for FY2023 Third Quarter (Consolidated)

< IFRS >

	FY2022						FY2023					FY2023
	1Q (2021/4-6)	2Q (2021/7-9)	3Q (2021/10-12)	9 months (2021/4-12)	4Q (2022/1-3)	12 months (‘21/4-‘22/3)	1Q (2022/4-6)	2Q (2022/7-9)	3Q (2022/10-12)	9 months (2022/4-12)		Forecast 12 months (‘22/4-‘23/3)
R&D Expenses (billions of yen)	274.1	276.0	294.8	844.9	279.2	1,124.2	302.2	318.4	298.8	919.5		1,200.0	(Note 6)
Depreciation Expenses (billions of yen)	241.7	229.2	261.7	732.7	274.5	1,007.2	284.3	289.7	298.1	872.2		1,160.0	(Note 7)
Geographic Information
Japan	116.8	99.2	125.4	341.5	121.4	463.0	122.6	126.3	118.0	366.9
North America	63.9	68.1	73.5	205.6	81.0	286.7	87.4	95.3	94.4	277.2
Europe	18.3	19.3	17.6	55.3	20.8	76.2	22.1	20.4	20.9	63.5
Asia	33.2	32.5	34.2	100.0	38.2	138.2	39.9	42.5	56.2	138.7
Other	9.3	10.0	10.7	30.1	12.9	43.0	12.2	5.0	8.4	25.7
Capital Expenditures (billions of yen)	279.0	358.9	279.6	917.6	425.4	1,343.0	274.6	407.4	358.8	1,040.9		1,540.0	(Note 7)
Geographic Information
Japan	135.7	157.8	149.2	442.7	231.8	674.6	128.6	151.6	148.1	428.3
North America	74.5	151.9	72.2	298.7	104.8	403.6	97.9	175.3	120.1	393.4
Europe	25.2	19.7	17.8	62.7	19.0	81.8	10.3	10.3	16.9	37.6
Asia	36.9	24.4	36.1	97.5	51.2	148.7	25.7	65.5	63.4	154.7
Other	6.5	4.9	4.2	15.7	18.4	34.1	11.9	4.5	10.2	26.7
Total Liquid Assets (billions of yen)	10,318.6	10,270.8	10,193.3	10,193.3	10,517.3	10,517.3	10,532.2	11,004.6	10,278.7	10,278.7	(Note 8)
Total Assets (billions of yen)	61,651.1	61,758.8	63,618.0	63,618.0	67,688.7	67,688.7	71,935.1	74,484.0	71,580.5	71,580.5
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	24,123.0	24,610.4	24,939.5	24,939.5	26,245.9	26,245.9	27,374.8	28,037.2	27,535.8	27,535.8
Return on Equity (%)	15.1	10.3	12.8	12.8	8.3	11.5	11.0	6.3	10.5	9.4
Return on Asset (%)	5.8	4.1	5.1	4.9	3.3	4.4	4.2	2.4	4.0	3.6
Number of Consolidated Subsidiaries (including Structured Entities)						559
Number of Associates and Joint Ventures Accounted for Using the Equity Method						169

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2023 (billions of yen, approximately)	3Q (2022/10-12)	9 months (2022/4-12)
Marketing Efforts	170.0	300.0
Effects of Changes in Exchange Rates	480.0	1,045.0
Cost Reduction Efforts	-290.0	-940.0
From Engineering	-305.0	-970.0
From Manufacturing and Logistics	15.0	30.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-105.0	-415.0
Other	-82.8	-423.7
(Changes in Operating Income)	172.2	-433.7
Non-operating Income	-230.7	65.4
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	15.6	59.1
Income tax expense, Net Income Attributable to Non-controlling Interests	-5.2	-48.9
(Changes in Net Income Attributable to Toyota Motor Corporation)	-63.7	-417.1

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates (particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound), stock prices and interest rates fluctuations; (iii)changes in funding environment in financial markets and increased competition in the financial services industry; (iv)Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; and (xv)the impact of climate change and the transition towards a low-carbon economy.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	The dividend for the second quarter of the fiscal year 2022 presents the amount prior to the stock split.
Annual cash dividends per common share for the fiscal year ended March 31, 2022 is not stated because the amounts cannot be simply combined due to the implementation of the stock split.
Annual cash dividends per common share is ¥260 when calculated based on the assumption of no stock split, and ¥52 when calculated with the stock split taken into account.
(Note 4)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 5)

Shareholder return on Net Income for the period (Stated the maximum total purchase price for the repurchase of shares during the repurchase period, or the actual purchase price of shares repurchased after the completion of the repurchase period.)

(Note 6)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 7)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 8)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3